                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                          FURR'S/BISHOP'S, INCORPORATED
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   361115 40 5
                     --------------------------------------
                                 (CUSIP Number)

                                Clifford S. Haye
                         Teachers Insurance and Annuity
                             Association of America
                                730 Third Avenue
                               New York, NY 10017
                                 (212) 916-4247
--------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                 April 14, 1998
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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                                  SCHEDULE 13D

CUSIP NO. 361115 40 5                                         PAGE 2 OF 4 PAGES

--------------------------------------------------------------------------------

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Teachers Insurance and Annuity Association of America
    I.R.S No. 13-1624203
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a)[ ]
                                                                         (b)[ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    none: not applicable
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                   [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    New York
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
   SHARES           8,607,637
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING          0
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER

                    8,607,637
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     8,607,637
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                        [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     17.7%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IC
--------------------------------------------------------------------------------


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                                                               Page 3 of 4 Pages

     This Amendment No. 1 amends and supplements the Schedule 13D dated March 6, 1998 (the "Schedule 13D") relating to the shares of common stock, par value $.01 per share (the "Shares"), of Furr's/Bishop's, Incorporated, a Delaware corporation (the "Company"), previously filed by Teachers Insurance and Annuity Association of America, a New York corporation (the "Reporting Person"). Capitalized terms used herein and not defined in this Amendment have the meanings set forth in the Schedule 13D.

   Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Schedule 13D.

   Item 4 is hereby amended, in pertinent part, to add the following information and update the prior information:

"Item 4.  Purpose of Transaction

On April 14, 1998, the Reporting Person sent a letter to the members of the Board of Directors of the Company asking that the Company's Board of Directors be restructured. A copy of the letter sent to the Board of Directors of the Company is filed herewith as Exhibit 1 and is incorporated by reference.

     As stated in such letter, the Reporting Person has monitored the Company's performance and, specifically, the performance by its Board of Directors as currently constituted. The unfortunate product of that review is that the Reporting Person is dissatisfied with the actions of the Board to maximize the value for all stockholders. As a result, the Reporting Person does not have full confidence as to the Board's willingness and ability to act effectively, cooperatively, and in a way necessary to accomplish this goal. The Reporting Person believes that a reconstitution of the Board of Directors would instill such confidence and that the following persons (the "Nominees") would act for such improvement:

Damien W. Kovary
Barry W. Ridings
Suzanne Hopgood
William J. Nightingale
Gilbert C. Osnos

The Reporting Person reserves the right to add additional nominees as subsequently may be appropriate.

     In the event that the Board of Directors does not nominate the Nominees as management's slate of directors at the next annual meeting of stockholders, the Reporting Person intends to file proxy solicitation materials with the Securities and Exchange Commission in connection with its nominations and to solicit proxies to elect the Nominees as directors at the next annual meeting of stockholders of the Company or otherwise take action, in accordance with applicable law, that could result in implementation of this new Board composition. This Schedule 13D does not constitute a solicitation of a proxy, consent or authorization for or with respect to the Company's 1998 annual meeting of stockholders, any special meeting of stockholders or otherwise.

     Each of the Nominees has agreed to serve as a member of the Board of Directors of the Company. Two of these individuals are currently directors of the Company. Barry W. Ridings is a Managing Director of BT Alex. Brown Incorporated, a major investment banking firm and wholly-owned subsidiary of Bankers Trust Corporation. William J. Nightingale is a Senior Advisor of Nightingale & Associates, LLC, a general management consulting firm. Damien W. Kovary is a Managing Director of Heico Acquisitions, a subsidiary of Heico Companies, LLC.

     To the extent other indemnity is not available, the Reporting Person has agreed to indemnify each of the Nominees against any and all expenses and liabilities to which each of the Nominees may become subject under any applicable law or otherwise relating to serving as a nominee for director as proposed by the Reporting Person.

     In accordance with applicable law, the Reporting Person may engage in communications with one or more of the Company's stockholders regarding the proposed reconstitution of the Board of Directors and the Company's need to consider all alternatives to maximize stockholder value. The Reporting Person also has engaged, and may continue to engage, in communications with one or more of the Company's officers or members of the Company's current Board of Directors regarding the Company, including, without limitation, its operations."

   Item 7 is hereby amended to add the following information:

"Item 7.  Material to be Filed as Exhibits




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                                                               Page 4 of 5 Pages


Exhibit 1 Letter, dated April 14, 1998, from the Reporting Person to the Company."


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                                                               Page 5 of 5 Pages


                                    SIGNATURE


   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to the undersigned is true, complete and correct.


Dated:   April 15, 1998


                                       Teachers Insurance and Annuity
                                       Association of America



                                       By: /s/ Clifford S. Haye
                                          --------------------------------
                                           Name:    Clifford S. Haye
                                           Title:   Senior Counsel

                              [TEACHERS LETTERHEAD]


To the Members of the Board of Directors of Furr's/Bishop's, Inc. (the
     "Company"):



As you are aware, Teachers Insurance and Annuity Association of America ("Teachers") currently owns approximately 17.7 percent of the shares of Common Stock of the Company. Teachers has monitored the Company's performance and, specifically, the performance by its Board of Directors as currently constituted. The unfortunate product of that review is that Teachers is dissatisfied with the actions of the Board to maximize the value for all stockholders. As a result, Teachers does not have full confidence as to the Board's willingness and ability to act effectively, cooperatively, and in a way necessary to accomplish this goal.

Based on these beliefs, Teachers has reached the decision that the Company would benefit from a change in direction and a change in composition of the current Board of Directors of the Company. Accordingly, Teachers requests that the Board of Directors of the Company be restructured to be composed of the following individuals:

Damien W. Kovary
Barry W. Ridings
Suzanne Hopgood
William J. Nightingale
Gilbert C. Osnos

As you are aware, two of these individuals currently serve as members of the Board, and Teachers believes that these individuals will provide continuity and experience with the Company and as a Board member. Teachers believes that the other individuals will add new approaches and energies to the Company's Board of Directors and that each is highly qualified to serve in this capacity. Teachers has confidence in the pledge that each has undertaken to work together for the benefit of the Company and in the best interests of its stockholders. For your information, enclosed are biographies for each nominee who is not a current Board member. Teachers reserves the right to add additional nominees, as subsequently may be appropriate.

It is Teachers' belief that this new Board composition will benefit the management of the Company and will act effectively and harmoniously together, and with the stockholders of the Company. Teachers believes that other stockholders of the Company will favor this recomposition of and new direction by the Board. Further, Teachers believes that it is in the best interests of the Company that this transition be accomplished in an orderly way and with minimum disruption to the Company. It is Teachers' hope that the current Board members will support the proposed new slate in a manner consistent with the trust that the Company's stockholders have provided them. We believe such support is consistent with the desire of the Company's stockholders and the exercise by the Board of its fiduciary duties.

In order to effectuate the foregoing, Teachers would request that these individuals be nominated as management's slate of directors for election at the next annual meeting of stockholders. If this does not occur, Teachers is prepared, subject to applicable law, to take appropriate action that would result in implementation of this new Board composition at the next annual meeting of stockholders, or otherwise take action, in accordance with applicable law, that could result in implementation of this new Board composition.

Please also be advised that Teachers intends to promptly file Amendment No. 1 to its Schedule 13D reflecting the foregoing.

Teachers solicits the support of each of you for this change in direction and for the new direction and improvement in stockholder relationships which it signals.

Very truly yours,


TEACHERS INSURANCE
AND ANNUITY ASSOCIATION OF AMERICA


By:  /s/ CLIFFORD S. HAYE
     ----------------------
     Clifford S. Haye
     Senior Counsel